UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

The Zweig Total Return Fund, Inc. (ZTR)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

989837208

(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

______________________

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 989837208

1. Names of Reporting Persons.

Karpus Management, Inc., d/b/a Karpus Investment Management

2. Check the Appropriate Box if a Member of a Group*
(a)
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  2,797,388

  8. Shared Voting Power

  -0-

  9. Sole Dispositive Power

  2,797,388

  10. Shared Dispositive Power

  -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,797,388

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]

13. Percent of Class Represented by Amount in Row (11)

8.7%

14. Type of Reporting Person (See Instructions)

IA

1. Names of Reporting Persons.

George W. Karpus

2. Check the Appropriate Box if a Member of a Group*
(a)
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  98,601*

  8. Shared Voting Power

  -0-

  9. Sole Dispositive Power

  98,601*

  10. Shared Dispositive Power

  -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person

98,601*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]

13. Percent of Class Represented by Amount in Row (11)

Less than 1%

14. Type of Reporting Person (See Instructions)

IN

*See Items 2 and 5, below.

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ("Amendment No. 7"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is hereby amended and restated to read as follows:

  (a) This statement is filed by:
    (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus").

    (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by The Karpus Family Foundation, Inc. and Karpus Investment Management Defined Benefit Plan (collectively, the "Karpus Entities").

    Each of the foregoing is referred to as a "Reporting Person"" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

    Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set forth on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

  (b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

  (c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

  (d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended and restated to read as follows:

  Karpus, an independent registered investment advisor, has accumulated 2,797,388 Shares on behalf of accounts that are managed by Karpus (the "Accounts") under limited powers of attorney, which represents 8.7% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts. The aggregate purchase price of the 2,797,388 Shares beneficially owned by Karpus is approximately $35,424,519, excluding brokerage commissions. The aggregate purchase price of the 98,601 Shares held by Mr. Karpus and the Karpus Entities is approximately $1,278,043, excluding brokerage commissions.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

  Karpus, an independent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fits the investment guidelines for various Accounts. Shares have been acquired since February 13, 2012.

  On December 21, 2015, Karpus sent a letter containing a stockholder proposal to the Issuer requesting that the Board of Directors (the "Board") consider authorizing a self-tender for all outstanding Shares of the Fund at or close to Net Asset Value. A copy of the letter is attached as Exhibit 99.2.

  The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. In addition, Karpus may contact the Issuer with regards to concerns that they have with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

  The aggregate percentage of Shares reported owned by each Reporting Person is based upon 32,093,334 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2015 as reported in the Issuer's Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on September 8, 2015.

  A. Karpus
    (a) As of the close of business on the date hereof, Karpus beneficially owned 2,797,388 Shares.
      Percentage: Approximately 8.7%

    (b)
      1. Sole power to vote or direct vote: 2,797,388
      2. Shared power to vote or direct vote: 0
      3. Sole power to dispose or direct the disposition: 2,797,388
      4. Shared power to dispose or direct the disposition: 0

    (c) The transactions in the Shares by Karpus since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

  B. Mr. Karpus
    (a) Mr. Karpus, beneficially owns 84,801 Shares. In addition, Mr. Karpus may be deemed to beneficially own the 13,800 Shares held in the Karpus Entities.
      Percentage: Less than 1%

    (b)
      1. Sole power to vote or direct vote: 98,601
      2. Shared power to vote or direct vote: 0
      3. Sole power to dispose or direct the disposition: 98,601
      4. Shared power to dispose or direct the disposition: 0

    (c) The transactions in the Shares on by the Karpus Entities during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

    The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Karpus disclaims beneficial ownership of such Shares except to the extent of its pecuniary interest therein. Mr. Karpus disclaims beneficial ownership of the Shares held in the Karpus Entities except to the extent of his pecuniary interest therein.

    (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

  On December 29, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

  Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows.

  99.1 Joint Filing Agreement by and among George W. Karpus and Karpus Management, Inc., dated December 29, 2015.

  99.2 Letter to the Board, dated December 21, 2015.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
 __________________________

Name:   Daniel Lippincott
Title:   Senior Tax-Sensitive Manager
Date:   December 29, 2015

/s/
_______________________________

George W. Karpus

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc.,
d/b/a Karpus Investment Management

Name and Position	Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully's Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully's Trail, Pittsford, New York 14534	30 Shares
Dana R. Consler	Executive Vice President	183 Sully's Trail, Pittsford, New York 14534	1,500 Shares
Thomas M. Duffy	Vice President	183 Sully's Trail, Pittsford, New York 14534	None
Sharon L. Thornton	Senior Director of Investments	183 Sully's Trail, Pittsford, New York 14534	None
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully's Trail, Pittsford, New York 14534	None

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

KARPUS MANAGEMENT, INC., D/B/A KARPUS INVESTMENT MANAGEMENT

Date	Shares	Price Per Share
12/7/2015	12,000	12.15
12/8/2015	14	12.1
12/15/2015	(1,775)	11.93

THE KARPUS ENTITIES (GEORGE W. KARPUS)

Date	Shares	Price Per Share
12/2/2015	10,300	12.29

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.001 par value, of Zweig Total Return Fund, Inc., a Maryland corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 29, 2015

Karpus Management, Inc.

By:   /s/
 __________________________

Name:   Daniel Lippincott
Title:   Senior Tax-Sensitive Manager

/s/
_______________________________

George W. Karpus

EXHIBIT 99.2

Letter to the Fund

VIA FEDERAL EXPRESS          December 21, 2015

William Renahan, Esq., Secretary
The Zweig Total Return Fund, Inc.
101 Munson Street
Greenfield, Massachusetts 01301-9683

RE: The Zweig Total Return Fund, Inc. ("ZTR" or the "Fund")

Mr. Renahan,

This letter shall serve as notice to the The Zweig Total Return Fund, Inc. ("ZTR" or the "Fund"), as to Karpus Management, Inc.'s ("Karpus") timely submittal of a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for presentation to ZTR shareholders at the Fund's next annual shareholders' meeting anticipated to be held in June 2016, or any postponement or adjournment thereof (the "Meeting").

Karpus' non-binding 14a-8 shareholder proposal (the "Proposal") is as follows:

BE IT RESOLVED, the shareholders of The Zweig Total Return Fund, Inc. ("ZTR" or the "Fund") request the Board of Directors promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value ("NAV"). If more than 50% of the Fund's outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open-end mutual fund.

Supporting Statement

A Fund's NAV is the total value of a fund's assets minus its liabilities. When compared to an index (such as the blended benchmark for ZTR), it provides investors and Boards with a way to examine whether an Adviser is meeting or exceeding benchmark returns.

Based on data provided by the Fund on their most recent fact sheet, as of September 30, 2015, ZTR's net asset value performance has underperformed across each time period except for the 10 year (and there only outperformed by 0.21%). As the Fund's own data shows, on average ZTR has underperformed by 1.59% per year since the Fund's inception.

Average Annual Total Returns (as of 9/30/2015)

	QTD	YTD	1 Yr.	3 Yr.	5 Yr.	10 Yr.	Since Inception (9/30/1988)
NAV	-6.98%	-6.99%	-4.55%	5.96%	7.05%	5.85%	6.40%
Blended Benchmark	-2.39%	-1.64%	1.70%	6.86%	8.01%	5.64%	7.99%

Over/Under Performance	-4.59%	-5.35%	-6.25%	-0.90%	-0.96%	0.21%	-1.59%
Source: https://www.virtus.com/vSitemanager/Upload/Docs/ClosedEndFunds/ZTR/Zweig%20Total%20Return%20Factsheet.pdf

When funds underperform, investors require: (1) a thoughtful and thorough explanation of management's recent decisions, and (2) the Board's plan going forward. Neither of these proactive steps have been offered by the Board, which is why we believe the Fund's underperformance has also led to perpetually wide discounts. Although the Board has repurchased shares, doing so has not meaningfully impacted the Fund's discount or significantly added to shareholder value. Also, when the Board recommended for the removal of the Fund's lifeboat provision in 2012, shareholders lost a major safeguard that the Fund originally put in place for their protection.

The Fund's excessive discount level indicates that the market has lost faith in the Adviser's ability to significantly add to shareholder value. Compounding the problem, the Board has done little to address the Adviser's poor performance. These are just a couple of reasons why we believe our proposal should be implemented. If put in place and a majority of outstanding shares are tendered, this would indicate that shareholders do not support the Fund continuing in its closed-end fund format.

The Fund and Board are likely to come up with a litany of arguments against our Proposal but the simple fact of the matter is that the Board has not been able to effectively manage the Fund's discount, nor have they taken action to address Zweig Advisers LLC's perpetual underperformance.

Please vote FOR Karpus' Proposal and tell ZTR's Board that you want it to take more effective action to narrow the Fund's discount.

END OF PROPOSAL

As is required by Rule 14a-8, attached as Exhibits 1 and 2 are letters from U. S. Bank N.A. and the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of the above Proposal. Karpus intends to hold the shares referenced through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or if any additional information is required so that Karpus may promptly provide it in order to cure any deficiency.

Sincerely,

Brett D. Gardner
Senior Corporate Governance Analyst

Exhibit 1
U.S. Bank N.A. Letter

Exhibit 2
Cede & Co. Letter